                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of  22 March, 2010

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                                                                                        For immediate release                                  22nd March 2010

Allied Irish Banks, p.l.c. ("AIB") [NYSE: AIB]

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON LOCATED AND/OR RESIDENT IN OR AT ANY ADDRESS IN, THE UNITED STATES OF AMERICA OR THE REPUBLIC OF ITALY

ALLIED IRISH BANKS, P.L.C. ANNOUNCES THE RESULTS OF EXCHANGE OFFERS

to the holders of

Allied Irish Banks, p.l.c.

€400,000,000 Subordinated Callable Step-Up Floating Rate Notes due 2015 (ISIN: XS0208845924)
(the "2015 Euro Existing Notes")

€500,000,000 Callable Subordinated Step-Up Floating Rate Notes due 2017 (ISIN: XS0232498393)
(the "2017 Euro Existing Notes")

(together, the "Euro Existing Notes")

to offer to exchange any and all of such Euro Existing Notes for

Euro Denominated 10.75 per cent. Subordinated Notes due 2017 (the "Euro New Notes")
to be issued by the Bank

and

to the holders of

Allied Irish Banks, p.l.c.

U.S.$400,000,000 Dated Callable Step-Up Subordinated Notes due 2015 (ISIN: XS0197993875)
(the "Dollar Existing Notes")

to offer to exchange any and all of such Dollar Existing Notes for

United States Dollar Denominated 10.75 per cent. Subordinated Notes due 2017 (the "Dollar New Notes") to be issued by the Bank

and

to the holders of

Allied Irish Banks, p.l.c.

£700,000,000 Callable Dated Subordinated Fixed to Floating Rate Notes due July 2023 (ISIN: XS0368068937)
(the "2023 Sterling Existing Notes")

£500,000,000 Subordinated Callable Fixed/Floating Rate Notes due 2025 (ISIN: XS0214107053)
(the "2025 Sterling Existing Notes")

£350,000,000 Subordinated Callable Fixed/Floating Rate Notes due 2030 (ISIN: XS0180778507)
(the "2030 Sterling Existing Notes")

(together, the "Sterling Existing Notes"

and together with the Euro Existing Notes and the Dollar Existing Notes, the "Existing Notes")

to offer to exchange any and all of such Sterling Existing Notes for Sterling Denominated 11.50 per cent. Subordinated Notes due 2022 to be issued by the Bank (the "Sterling New Notes" and together with the Euro New Notes and the Dollar New Notes, the "New Notes"))

On 15 March 2010, Allied Irish Banks, p.l.c. (the "Bank") announced that it was inviting all holders of the Existing Notes (subject to the restrictions set out in the Exchange Offer Memorandum (as defined below)) to exchange any and all of their Existing Notes (the "Exchange Offers") for New Notes on the terms and subject to the conditions set out in the Exchange Offer Memorandum dated 15 March 2010 (the "Exchange Offer Memorandum").

This announcement is made in accordance with the Exchange Offer Memorandum.

The Bank hereby announces the results of the Exchange Offers and the following terms in relation to the New Notes to be issued in connection with each of the Exchange Offers:

Aggregate nominal amount of Euro New Notes to be issued by the Bank:	€419,070,000
Aggregate nominal amount of Dollar New Notes to be issued by the Bank:	U.S.$177,096,000
Aggregate nominal amount of Sterling New Notes to be issued by the Bank:	£1,096,645,000
Aggregate nominal amount of 2015 Euro Existing Notes accepted for exchange by the Bank:	€212,171,000
Aggregate nominal amount of 2017 Euro Existing Notes accepted for exchange by the Bank:	€332,472,000
Aggregate nominal amount of Dollar Existing Notes accepted for exchange by the Bank:	U.S.$221,374,000
Aggregate nominal amount of 2023 Sterling Existing Notes accepted for exchange by the Bank:	£548,589,000
Aggregate nominal amount of 2025 Sterling Existing Notes accepted for exchange by the Bank:	£481,013,000
Aggregate nominal amount of 2030 Sterling Existing accepted for exchange by the Bank:	£323,311,000

The ISIN for the Euro New Notes is XS0498532117, the ISIN for the Dollar New Notes is XS0498530178 and the ISIN for the Sterling New Notes is XS0498531069.

Settlement of the Exchange Offers is expected to take place on 29 March 2010.

Capitalised terms used and not otherwise defined in this announcement have the meaning given in the Exchange Offer Memorandum.

GENERAL

Holders are advised to read carefully the Exchange Offer Memorandum for full details of, and information on, the Exchange Offers. Requests for information in relation to the Exchange Offers should be directed to the Dealer Managers:

THE DEALER MANAGERS

J.P. Morgan Securities Ltd.

125 London Wall

London EC2Y 5AJ

For information by telephone:  +44 (0) 20 7777 1333

Attention:  Sebastien Bamsey - Liability Management

Email:  sebastien.m.bamsey@jpmorgan.com

For information by telephone:  +44 (0) 20 7779 2468

Attention:  Richard Howard - FIG Syndicate

Email:  richard.v.howard@jpmorgan.com

Morgan Stanley & Co. International plc

25 Cabot Square

Canary Wharf

London E14 4QA

For information by telephone:  +44 (0) 20 7677 5040

Attention: Liability Management

Email:  liabilitymanagementeurope@morganstanley.com

Requests for information, documents or materials relating to the Exchange Offers should be directed to the Exchange Agent:

THE EXCHANGE AGENT
Lucid Issuer Services Limited Leroy House 436 Essex Road London N1 3QP For information by telephone: +44 (0) 20 7704 0880 Attention: David Shilson / Yves Theis Email: aib@lucid-is.com

This announcement must be read in conjunction with the Exchange Offer Memorandum.

This announcement does not constitute an offer to sell or buy or the solicitation of an offer to sell or buy the Existing Notes and/or New Notes, as applicable.

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date 22 March, 2010

                                                        By: ___________________
                                     John O'Donnell
                                                   Group Director, Finance,
                                                              Risk and Enterprise Technology
                                                   Allied Irish Banks, p.l.c.